Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Home Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 4, 2013

File No. 000-51904

Dear Mr. Pande:

The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the staff’s comments contained in your letter to Mr. Randy Mayor dated May 16, 2013. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

December 31, 2012 Form 10-K

Item 1A. Risk Factors – Because we have a concentration of exposure ., page 28

1.	We note your disclosure that you have a total of $379.4 million committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $20.0 million. Please revise future filings to disclose the highest approximate loan amount to one borrowing relationship. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

Response: The Company has provided the disclosure of the highest approximate loan amount to one borrowing relationship in Part I under Lending Activities on page 13 of our 2012 Form 10-K filing (the “2012 Form 10-K”). Located in the ninth sentence of the first paragraph, the existing sentence reads, “As of December 31, 2012, the maximum amount outstanding to a single borrower was $57.8 million.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

2.	Please revise future filings to present a roll forward of the FDIC indemnification asset for each period presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: We propose to revise our disclosure in response to the Staff’s comment. The draft revised disclosure is noted below. We intend to include the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the “Acquisitions” section immediately before the “FDIC-Assisted Acquisitions – True-up” subsection. We undertake to include such revised disclosure in our future filings beginning with the quarter ended June 30, 2013. A draft of the proposed disclosure to be included our June 30, 2013 quarterly report is as follows:

FDIC Indemnification Asset

In conjunction with FDIC-assisted transactions, the Company entered into loss share agreements with the FDIC. These agreements cover realized losses on loans, foreclosed real estate and certain other assets. These loss share assets are measured separately from the loan portfolios because they are not contractually embedded in the loans and are not transferable with the loans should the Company choose to dispose of them. Fair values at the acquisition dates were estimated based on projected cash flows available for loss-share based on the credit adjustments estimated for each loan pool and the loss share percentages. The loss share assets are also separately measured from the related loans and foreclosed real estate and recorded as FDIC indemnification assets on the Consolidated Balance Sheets. Subsequent to the acquisition date, reimbursements received from the FDIC for actual incurred losses will reduce the loss share assets. Reductions to expected credit losses, to the extent such reductions to expected credit losses are the result of an improvement to the actual or expected cash flows from the covered assets, will also reduce the loss share assets. Increases in expected credit losses will require an increase to the allowance for loan losses and a corresponding increase to the loss share assets.

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

The following table summarizes the activity in the Company’s FDIC indemnification asset during the periods indicated:

Changes in FDIC Indemnification Asset

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Dollars in thousands)
Beginning balance	$	$181,884	$	$193,856
Incurred claims for FDIC covered credit losses		(25,226)		(37,868)
FDIC indemnification accretion/(amortization)		449		1,119
Reduction in provision for loan losses:
Benefit attributable to FDIC loss share agreements		5,332		5,332

Ending balance	$	$162,439	$	$162,439

In our annual report for the year ended December 31, 2013, the above table will appear as follows:

Changes in FDIC Indemnification Asset

	Years Ended
	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Beginning balance	$	$193,856
Incurred claims for FDIC covered credit losses		(61,933)
FDIC indemnification accretion/(amortization)		1,721
Reduction in provision for loan losses:
Benefit attributable to FDIC loss share agreements		6,002

Ending balance	$	$139,646

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

Acquisitions: FDIC-Assisted Acquisitions-True Up, page 49

3.	Please revise future filings to disclose the amount of any liability recorded at each period end related to claw back provisions included in the purchase and assumption agreements in connection with your FDIC-assisted transactions. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: We will revise future filings to include the following sentence under the section “FDIC-Assisted Acquisitions—True-Up” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The amount of FDIC-assisted acquisitions true-up accrued at June 30, 2013 and 2012 was $X.X million and $6.8 million, respectively.

Loan Portfolio – Loans Receivable Not Covered by Loss Share, page 60

4.	Please revise future filings to discuss the following:

a.	How your accounting for acquired non-covered loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

b.	Clearly disclose how you classify these loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response to 4.a.: We will revise future filings to include the following expanded explanation of our accounting for acquired non-covered loans as an introduction to “Table 10: Non-performing Assets Not Covered by Loss Share,” which was included on page 64 of the 2012 Form 10-K:

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

We first reported non-covered loans acquired with deteriorated credit quality in our December 31, 2012 financial statements following our acquisitions of Heritage and Premier in the fourth quarter of 2012. The credit metrics most heavily impacted by our acquisition of acquired non-covered loans with deteriorated credit quality in our acquisitions of Heritage and Premier were the following credit quality indicators listed in Table 10 below:

•	Allowance for loan losses for non-covered loans to non-covered loans;

•	Non-performing non-covered assets to total non-covered assets; and

•	Non-performing non-covered loans to total non-covered loans.

On the date of acquisition, acquired credit-impaired loans are initially recognized at fair value, which incorporates the present value of amounts estimated to be collectible. As a result of the application of this accounting methodology, certain credit-related ratios, including those referenced above, may not necessarily be directly comparable with periods prior to the acquisition of the credit-impaired non-covered loans and non-covered non-performing assets, or comparable with other institutions.

Additionally, we intend to include the following as a footnote to “Table 10: Non-performing Assets Not Covered by Loss Share”:

Note: Purchased impaired non-covered loans are not classified as non-performing non-covered assets for the recognition of interest income as the pools are considered to be performing. However, for the purpose of calculating the non-performing credit metrics presented above, the Company has included all of the non-covered loans which are contractually 90 days past due and still accruing, including those in performing pools.

Response to 4.b.: We will revise future filings to include after the last paragraph on page 66 of the 2012 Form 10-K the following expanded detailed explanation discussing how we classify loans:

All non-covered loans acquired with deteriorated credit quality are considered impaired loans at the date of acquisition. Since the loans are accounted for on a pooled basis under ASC 310-30, individual loans are not classified as impaired.

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

Since the loans are accounted for on a pooled basis under ASC 310-30, individual loans subsequently restructured within the pools are not classified as TDRs in accordance with ASC 310-30-40. For non-covered loans acquired with deteriorated credit quality that were deemed TDRs prior to the Company’s acquisition of them, these loans are also not considered TDRs as they are accounted for under ASC 310-30.

As of December 31, 2012, there were no non-covered loans acquired with deteriorated credit quality on non-accrual status as a result of the loans being accounted for on the pool basis and the pools are considered to be performing for the accruing of interest income. Also, acquired loans contractually past due 90 days or more are accruing interest because the pools are considered to be performing for the purpose of accruing interest income.

Allowance for Loan Losses, page 69

5.	As disclosed in Note 6 of your financial statements beginning on page 115, we note that non-covered loans collectively evaluated for impairment increased from $1.6 billion at December 31, 2011 to $1.9 billion at December 31, 2012. However, the allowance for loan losses allocated to these loans decreased from $18.5 million at December 31, 2011 to $15.8 million at December 31, 2012. Please tell us in detail and revise your future filings to more comprehensively bridge the gap between trends in your allowance for loan loss metrics and loan balances for each period presented in your filing.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your general allowance for loan losses. For instance, discuss trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: We will revise our future filings to provide expanded disclosure in the “Allowance for Loan Losses” section of our annual reports to address the staff’s comment. The following proposed disclosure is intended to address the specific changes from 2011 to 2012 referenced in the staff’s comment and would have been included following the “Miscellaneous Allocations” subheading on page 70 of our 2012 Form 10-K:

Loans Collectively Evaluated for Impairment. Non-covered loans collectively evaluated for impairment increased approximately $356.0 million for the year end December 31, 2012 from $1.59 billion at December 31, 2011 to $1.94 billion at December 31, 2012. The $356.0 million increase in non-covered loans collectively evaluated for impairment is almost entirely related to the $340.3

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

million non-covered loans acquired in the acquisition of Vision Bank completed on February 16, 2012. The Company evaluated loans purchased in conjunction with the acquisition of Vision in accordance with the provisions of FASB ASC Topic 310-20, Nonrefundable Fees and Other Costs. None of the purchased non-covered loans were considered impaired at the date of acquisition. The fair value discount is being accreted into interest income over the weighted average life of the loans using a constant yield method. The addition to the Company’s non-covered loan portfolio of this $340.3 million in performing loans from the Vision acquisition is the primary reason for the $356.0 million increase in loans collectively evaluated for impairment for the year end December 31, 2012.

The percentage of the allowance for loan losses for non-covered loans allocated to non-covered loans collectively evaluated for impairment to the total non-covered loans collectively evaluated for impairment decreased from 1.16% at December 31, 2011 to 0.81% at December 31, 2012. This decrease resulted from (1) the acquisition of $340.3 million of performing non-covered loans in the Vision acquisition noted above and (2) a continued improvement in the credit quality of the Company’s non-covered loan portfolio throughout 2012. Total non-covered loans charged off have decreased the past three years from $64.5 million for the year ending December 31, 2010 to $14.7 million for the year ending December 31, 2011 to $10.8 million for the year ending December 31, 2012. Additionally, the percentage of non-covered loans with risk ratings of 1, 2 or 3 has increased from 48.0% of the loan portfolio at December 31, 2011 to 51.2% at December 31, 2012. This improvement in the overall credit quality is largely due to improvement experienced by the Company in the loans to borrowers in its Florida market as the state’s real estate market conditions have begun to improve.

Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans, page 72

6.	We note your disclosure of the “allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired.” Please consider removing this credit metric in future filings or tell us why you believe the discount for credit losses on acquired loans is relevant to non-acquired loans in order to make this ratio meaningful. In other words, this ratio makes it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans.

Response: We believe this presentation is an informative number to investors, and it was not our intention to make it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans. As a result, we propose to improve the disclosure by expanding it to include the components of how it is calculated. We will include the new disclosure set forth below in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (“MD&A”) under the “Non-GAAP Financial Measurements” section.

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

We also plan to reference the new disclosure under “Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans” by stating, “See ‘Management’s Discussion and Analysis of Financial Condition and Results of Operation—Table 28,’ for the non-GAAP tabular reconciliation.”

The following revised disclosure will be included in future filings:

We have $569.7 million of purchased non-covered loans, which includes $81.7 million of discount for credit losses on non-covered loans acquired at December 31, 2012. For purchased credit-impaired financial assets, GAAP requires a discount embedded in the purchase price that is attributable to the expected credit losses at the date of acquisition, which is a different approach from non-purchased-credit-impaired assets. While the discount for credit losses purchased on non-covered loans is not available for credit losses on non-purchased non-covered loans, management believes it is useful information to show the same accounting as if applied to all loans, including those acquired in a business combination. Therefore, management believes the allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired is useful in evaluating our company. This calculation, which is similar to the GAAP calculation of allowance for loan losses for non-covered loans to total non-covered loans, is presented in Table 28 below.

[Table follows on next page.]

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

Table 28: Allowance for Loan Losses for Non-Covered Loans to Total Non-Covered Loans

	As of December 31, 2012
	Non-Covered Loans	Purchased Non-Covered Loans	Total
	(Dollars in thousands)
Loan balance reported (A)	$1,843,249	$487,950	$2,331,199
Loan balance reported plus discount (B)	1,843,249	569,667	2,412,916
Allowance for loan losses for non-covered loans (C)	$45,170	$—	$45,170
Discount for credit losses on non-covered loans acquired (D)	—	81,717	81,717

Total allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired (E)	$45,170	$81,717	$126,887

Allowance for loan losses for non-covered loans to total non-covered loans (C/A)	2.45%	N/A	1.94%
Discount for credit losses on non-covered loans acquired to non-covered loans acquired plus discount for credit losses on non-covered loans acquired (D/B)	N/A	14.34%	N/A
Allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired (E/B)	N/A	N/A	5.26%

Note: Discount for credit losses on acquired loans are accounted for on a pool by pool basis and are not available to cover credit losses on non-acquired loans or other pools.

Note 2. Business Combinations – Acquisition Premier Bank, page 106

7.	Please clarify in future filings if any loans acquired from Premier Bank are accounted for under ASC 310-30. If so, please ensure that the information required by ASC 310-30-50 is properly disclosed. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: We have disclosed in our 2012 Form 10-K that loans acquired from Premier Bank are accounted for under ASC 310-30. Specifically, the last paragraph on page 112 of the referenced filing states:

The Company evaluated loans purchased in conjunction with the acquisitions of Heritage and Premier described in Note 2, Business Combinations, for impairment in accordance with the provisions of FASB ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. These purchased non-covered loans are considered impaired if there is evidence of credit deterioration since origination and if it is probable that not all contractually required payments will be collected.

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

We have reviewed ASC 310-30-50 and believe the required items have been properly disclosed or are attainable in the consolidated financial statements, except for the outstanding balance at the beginning and end of the period. We will revise future filing to disclose the outstanding balance amounts.

Note 6. Allowance for Loan Losses, Credit Quality and Other, page 114

8.	Please revise future filings to disclose the amount of impaired loans, by class of financing receivable for which there is no specific allocation of the allowance for loan losses. Refer to ASC 310-10-50-15(a)(3)(ii). Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: We plan to improve our tabular impaired loan disclosure in future filings with the following expanded table:

[Table follows on next page.]

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

The following is a summary of the non-covered impaired loans as of June 30, 2013 and December 31, 2012:

June 30, 2013
Allocation
	Unpaid		of		Three Months Ended		Six Months Ended
	Contractual Principal Balance	Total Recorded Investment	Allowance for Loan Losses		Average Recorded Investment	Interest Recognized	Average Recorded Investment	Interest Recognized
(In thousands)
Loans without a specific valuation allowance
Real estate:
Commercial real estate loans
Non-farm/non-residential	$	$		$—	$	$	$	$
Construction/land development				—
Agricultural				—
Residential real estate loans
Residential 1-4 family				—
Multifamily residential				—

Total real estate				—
Consumer				—
Commercial and industrial				—
Agricultural and other				—

Total loans without a specific valuation allowance				—
Loans with a specific valuation allowance
Real estate:
Commercial real estate loans
Non-farm/non-residential	$	$	$		$	$	$	$
Construction/land development
Agricultural
Residential real estate loans
Residential 1-4 family
Multifamily residential
Total real estate
Consumer
Commercial and industrial
Agricultural and other
Total loans with a specific valuation allowance
Total impaired loans
Real estate:
Commercial real estate loans
Non-farm/non-residential	$	$	$		$	$	$	$
Construction/land development
Agricultural
Residential real estate loans
Residential 1-4 family
Multifamily residential
Total real estate
Consumer
Commercial and industrial
Agricultural and other

Total impaired loans	$	$	$		$	$	$	$

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

	December 31, 2012
			Allocation
	Unpaid		of	Year Ended
	Contractual Principal Balance	Total Recorded Investment	Allowance for Loan Losses	Average Recorded Investment	Interest Recognized
	(In thousands)
Loans without a specific valuation allowance
Real estate:
Commercial real estate loans
Non-farm/non-residential	$7,574	$7,571	$—	$2,478	$73
Construction/land development	—	—	—	1,314	—
Agricultural	—	—	—	—	—
Residential real estate loans
Residential 1-4 family	353	353	—	712	4
Multifamily residential	—	—	—	—	—

Total real estate	7,927	7,924	—	4,504	77
Consumer	—	—	—	—	—
Commercial and industrial	292	292	—	134	2
Agricultural and other	—	—	—	—	—

Total loans without a specific valuation allowance	8,219	8,216	—	4,638	79
Loans with a specific valuation allowance
Real estate:
Commercial real estate loans
Non-farm/non-residential	$67,378	$66,060	$14,215	$71,882	$3,755
Construction/land development	20,592	20,366	4,070	19,489	956
Agricultural	—	—	—	7	1
Residential real estate loans
Residential 1-4 family	19,364	19,138	6,852	20,518	806
Multifamily residential	10,515	10,515	2,513	7,716	353

Total real estate	117,849	116,079	27,650	119,612	5,871
Consumer	752	746	338	1,078	51
Commercial and industrial	2,219	2,144	1,421	7,232	411
Agricultural and other	—	—	—	962	21

Total loans with a specific valuation allowance	120,820	118,969	29,409	128,884	6,354
Total impaired loans
Real estate:
Commercial real estate loans
Non-farm/non-residential	$74,952	$73,631	$14,215	$74,360	$3,828
Construction/land development	20,592	20,366	4,070	20,803	956
Agricultural	—	—	—	7	1
Residential real estate loans
Residential 1-4 family	19,717	19,491	6,852	21,230	810
Multifamily residential	10,515	10,515	2,513	7,716	353

Total real estate	125,776	124,003	27,650	124,116	5,948
Consumer	752	746	338	1,078	51
Commercial and industrial	2,511	2,436	1,421	7,366	413
Agricultural and other	—	—	—	962	21

Total impaired loans	$129,039	$127,185	$29,409	$133,522	$6,433

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

9.	On page 120, you disclose that certain TDRs where the discounted cash flows under the restructuring are greater than or equal to those under the original terms of the loan do not have a specific allocation of the allowance for loan losses. Please tell us the typical facts and circumstances related to these loans that explains why the restructured discounted cash flows are greater than or equal to those under the original terms and how you determined that these loans were not impaired.

Response: After reviewing the December 31, 2012 list of TDRs, we are not aware of any TDRs which had a discounted cash flow greater than or equal to the original terms of the loans. The referenced language was included as an abundance of caution to cover all potential scenarios. In future filings, we plan to delete this sentence as a result of the expanded tabular disclosure included in response to Comment No. 8 above.

All of the Company’s TDRs are classified as impaired loans. We make a reference to our adoption of ASU No. 2011-02 on page 66 of the MD&A.

Controls and Procedures, page 145

10.	In the risk factor on page 30, you indicate that you may subsequently discover financial irregularities in acquired institutions that might have a materially adverse effect on your financial condition. Please advise the staff how you determined that the risks posed by possible financial irregularities in acquired institutions were sufficiently remote to support your conclusion that your internal controls were effective.

Response: In connection with an acquisition by the Company of a financial institution, the Company undertakes customary due diligence procedures to review the assets and liabilities of the target institution prior to the acquisition. Based on the number of financial institutions we have acquired since our inception, we believe these due diligence procedures are reasonably designed to determine any existing financial irregularities of the target institution that may have a materially adverse effect on our financial condition. However, even after a customary and reasonable due diligence process, the Company cannot completely eliminate the risk that, subsequent to the acquisition, we may discover irregularities that were not detected during the due diligence process and that do not become reasonably detectable until the Company has acquired and begun to integrate the target institution’s assets and liabilities into the Company and such assets and liabilities have become subject to the Company’s internal controls. In addition, in connection with the Company’s FDIC-assisted acquisitions, the Company may be afforded only limited time or access to conduct due diligence. We believe that our internal controls are effective in discovering any material financial irregularities in an acquired institution once we have assumed control of the acquired assets and liabilities and can apply our internal controls to the acquired financial institution. Because acquisitions have historically been and continue to be

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

an important component of our growth strategy, we have included the referenced risk factor in our filings since our inception as a public reporting company to address the risk that, in connection with an acquisition, there may be certain irregularities that we are unable to reasonably find until the institution has been acquired and is subject to our internal controls.

Additionally, we note that material acquisitions are exempt from evaluation of internal controls for a period not to exceed one year from the date of acquisition. In connection with the preparation of our December 31, 2012 financial statements, we evaluated and tested all of the historical acquisitions completed before March 2012. The Heritage and Premier acquisitions completed in the fourth quarter of 2012, consequently, did not have a material effect on management’s assessment of the effectiveness of the Company’s internal controls for the year ended December 31, 2012.

Executive Compensation, page 145

Compensation Discussion And Analysis

11.	On page 24 of your proxy statement, you indicate that in 2010 Longnecker & Associates prepared a report on 15 peer institutions. You go on to indicate that the committee referred to the peer group information in 2012. Please identify the 15 peer companies included in the Longnecker report. Also, please confirm that in future filings you will disclose the peer group, or provide us with your analysis supporting your conclusion that you do not benchmark.

Response: The peer companies identified in the 2010 Longnecker & Associates Report are Bank of the Ozarks, Inc., Capital City Bank Group, Inc., City Holding Company, Community Trust Bancorp, Inc., First Financial Corporation, First Financial Bankshares, Inc., Hancock Holding Company, IBERIABANK Corporation, Prosperity Bancshares, Inc., Renasant Corporation, Simmons First National Corporation, Southside Bancshares, Inc., Texas Capital Bancshares, Inc., TowneBank, and United Community Banks, Inc. We confirm that to the extent the Company’s Compensation Committee engages in the future in “benchmarking” against this or any other peer compensation survey, we will disclose the peer group in our future filings. To the extent the committee does not benchmark against a peer compensation survey, we will clarify our disclosures in future filings in this regard.

Mr. Amit Pande

United States Securities and Exchange Commission

June 11, 2013

Acknowledgments

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MITCHELL, WILLIAMS, SELIG,GATES & WOODYARD, P.L.L.C.

By	/S/ C. DOUGLAS BUFORD, JR.
C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. Mike Volley

Mr. Jonathan Gottlieb

Mr. Chris Windsor